UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016.

Commission File Number 001-37915

FORTIS INC.

(Translation of registrant’s name into English)

Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit No.	Exhibit Description

99.1	Annual Information Form of Fortis Inc. dated February 17, 2016, for the fiscal year ended December 31, 2015.

99.2

Audited comparative consolidated financial statements of Fortis Inc. as at December 31, 2015 and December 31, 2014 and for the fiscal years ended December 31, 2015 and 2014, together with the notes thereto and the auditors’ report thereon dated February 17, 2016, prepared in accordance with U.S. GAAP.

99.3	Management discussion and analysis of financial condition and results of operations of Fortis Inc. dated February 17, 2016 for the fiscal year ended December 31, 2015.

99.4	Management Information Circular dated March 18, 2016 prepared in connection with the annual and special meeting of shareholders of Fortis Inc. held on May 5, 2016.

99.5

Material change report of Fortis Inc. dated February 11, 2016 relating to the announcement by Fortis Inc. of its agreement to acquire all of the issued and outstanding common stock of ITC Holdings Corp.

99.6

Fifth Amendment of the Second Amended and Restated Credit Agreement dated as of August 17, 2016 among Fortis Inc., The Bank of Nova Scotia, in its capacity as administrative agent and the lenders referred to therein.

99.7	Trust Indenture dated October 4, 2016 among Fortis Inc. and The Bank of New York Mellon, as the U.S. trustee, and BNY Trust Company of Canada, as the Canadian trustee.

99.8	First Supplemental Indenture dated October 4, 2016 among Fortis Inc. and The Bank of New York Mellon, as the U.S. trustee, and BNY Trust Company of Canada, as the Canadian trustee.

99.9	Exchange and Registration Rights Agreement dated as of October 4, 2016 among Fortis Inc. and the initial purchasers named therein.

99.10

Sixth Amendment of the Second Amended and Restated Credit Agreement dated as of October 5, 2016 among Fortis Inc., The Bank of Nova Scotia, in its capacity as administrative agent and the lenders referred to therein.

99.11	Shareholders’ Agreement dated as of October 14, 2016 among FortisUS Inc., ITC Investment Holdings Inc., ITC Holdings Corp. and Eiffel Investment Pte Ltd.

99.12	Business Acquisition Report of Fortis Inc. dated November 23, 2016 with respect to the acquisition of ITC Holdings Corp. completed on October 14, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIS INC.

Date: November 23, 2016	/s/ David C. Bennett
	By:	David C. Bennett
	Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary